                                                                    Exhibit 99.2


  [LETTERHEAD OF INFOSYS]
  Infosys Technologies Limited
  Electronics City, Hosur Road
  Bangalore - 561 229, India.
  Tel.: 91-80-852 0261
  Fax : 91-80-852 0362



                                                                  April 11, 2001

  Dear member,

  You are cordially invited to attend the Twentieth Annual General Meeting of the members on Saturday, June 02, 2001 at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore 560 012, India.

  The notice for the meeting containing the proposed resolutions is enclosed herewith.

  If you need special assistance at the Annual General Meeting because of a disability, please contact the Office of the Director - Finance & Administration, Infosys Technologies Limited, Electronics City, Bangalore - 561 229, India (Tel.: +91-80-852 0396).


  Very truly yours,

  /s/ N.R. Narayana Murthy
  N. R. Narayana Murthy
  Chairman and Chief Executive Officer
  Encl.

                                     NOTICE

  Notice is hereby given that the Twentieth Annual General Meeting of the members of Infosys Technologies Limited will be held on Saturday, June 02, 2001, at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore - 560 012, India, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Balance Sheet as at March 31, 2001 and the Profit & Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

2.  To declare a final dividend.

3. To appoint a director in place of Mr. Deepak M. Satwalekar who retires by rotation and being eligible offers himself for re-election.

4. To appoint a director in place of Mr. Ramesh Vangal who retires by rotation and being eligible offers himself for re-election.

5. To appoint a director in place of Prof. Marti G. Subrahmanyam who retires by rotation and being eligible offers himself for re-election.

6. To appoint a director in place of Mr. S. Gopalakrishnan who retires by rotation and being eligible offers himself for re-election.

7. To appoint a director in place of Mr. S. D. Shibulal who retires by rotation and being eligible offers himself for re-election.

8. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

SPECIAL BUSINESS

9. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT in accordance with the provisions of Section 198, 269, 309,
    Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and it is hereby accorded to the appointment of Mr. T. V. Mohandas Pai as a whole-time Director for a period of five years with effect from May 27, 2000, on the terms and conditions as set out in the draft agreement to be executed by Mr. T. V. Mohandas Pai, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period) submitted to this meeting and for identification initialled by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the said re-appointment / remuneration including salary, performance bonus, allowances and perquisites in such manner as may be agreed to between the Board of Directors and Mr. T.
    V. Mohandas Pai within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and if necessary, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. T. V. Mohandas Pai.

    RESOLVED FURTHER THAT notwithstanding anything herein above stated, where, in any financial year closing on and after April 1, 2000, the company incurs a loss, or its profits are inadequate, the company shall pay to Mr. T. V. Mohandas Pai remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 10,50,000 per annum or Rs. 87,500 per month and in addition thereto, the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

10. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT in accordance with the provisions of Section 198, 269, 309,
    Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and it is hereby accorded to the appointment of Mr. Srinath Batni as a whole-time Director for a period of five years with effect from May 27, 2000, on the terms and conditions as set out in the draft agreement to be executed by Mr. Srinath Batni, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period) submitted to this meeting and for identification initialled by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the said re-appointment / remuneration including salary, performance bonus, allowances and perquisites in such manner as may be agreed to between the Board of Directors and Mr. Srinath Batni within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and if necessary, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. Srinath Batni.

    RESOLVED FURTHER THAT notwithstanding anything herein above stated, where, in any financial year closing on and after April 1, 2000, the company incurs a loss, or its profits are inadequate, the company shall pay to Mr. Srinath Batni remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 10,50,000 per annum or Rs. 87,500 per month and in addition thereto, the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

11. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT in accordance with the provisions of Section 198, 269, 309,
    Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, consent of the Company be and it is hereby accorded to the appointment of Mr. Phaneesh Murthy as a whole-time Director for a period of five years with effect from May 27, 2000, on the terms and conditions as set out in the draft agreement to be executed by Mr. Phaneesh Murthy, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period) submitted to this meeting and for identification initialled by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the said re-appointment / remuneration including salary, performance bonus, allowances and perquisites in such manner as may be agreed to between the Board of Directors and Mr. Phaneesh Murthy within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and if necessary, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. Phaneesh Murthy.

    RESOLVED FURTHER THAT notwithstanding anything herein above stated, where, in any financial year closing on and after April 1, 2001, the company incurs a loss or its profits are inadequate, the company shall pay to Mr. Phaneesh Murthy remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 10,50,000 per annum or Rs. 87,500 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

12. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT Prof. Jitendra Vir Singh, who was co-opted as an Additional Director of the company by the Board of Directors, and who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the company has received a notice in writing proposing his candidature for the office of a Director, be and is hereby appointed as a Director of the company, liable to retire by rotation."

13. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT Dr. Omkar Goswami, who was co-opted as an Additional Director of the company by the Board of Directors, and who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the company has received a notice in writing proposing his candidature for the office of a Director, be and is hereby appointed as a Director of the company, liable to retire by rotation."

14. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT Sen. Larry Pressler, who was co-opted as an Additional Director of the company by the Board of Directors, and who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the company has received a notice in writing proposing his candidature for the office of a Director, be and is hereby appointed as a Director of the company, liable to retire by rotation."

15. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

    "RESOLVED THAT Ms. Rama Bijapurkar, who was co-opted as an Additional Director of the company by the Board of Directors, and who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the company has received a notice in writing proposing her candidature for the office of a Director, be and is hereby appointed as a Director of the company, liable to retire by rotation."

16. To consider and, if thought fit, to pass with or without modifications as a special resolution the following:

    "RESOLVED THAT subject to the approval of the Central Government, Reserve Bank of India and other regulatory bodies if required, the consent of the company be and is hereby accorded for investment by Foreign Institutional Investors, in the equity share capital of the company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 49% of the paid-up equity share capital of the company or such other limit as may be prescribed from time to time by the Central Government and / or Reserve Bank of India or any other related authority."

                                                           By order of the Board


Electronics City,                                                V. Balakrishnan
Hosur Road,                                   Associate Vice President - Finance
Bangalore - 561 229, India.                                and Company Secretary
April 11, 2001

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the company. Under the Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

3. The instrument appointing the proxy should be deposited at the Registered Office of the company not less than 48 hours before the commencement of the meeting.

4. Members / proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5. The Register of Directors' shareholdings, maintained under Section 307 of the Companies Act, 1956, is available for inspection by the members at the Annual General Meeting.

6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, is available for inspection by the members at the Registered Office of the company.

7. The Register of Members and Share Transfer Books will remain closed from May 16, 2001 to June 02, 2001 both days inclusive.

8. The certificate from the Auditors of the company certifying that the company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolution of the members in the general meeting is available for inspection by the members at the Annual General Meeting.

9. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 02, 2001 to those members whose names appear in the Register of Members as on May 16, 2001.

10. Members whose shareholding are in the electronic mode are requested to direct change of address notifications to their respective Depositary Participants.

11. Members are requested to address all correspondences, including dividend mandates, to the Registrar and Share Transfer gents - Karvy Consultants Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India.

12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Balakrishnan, Associate Vice President - Finance and Company Secretary at the company's registered office for further particulars.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956.
ITEM 9, 10 & 11

The Board of Directors at their meeting held on May 27, 2000 co-opted Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. .Phaneesh Murthy as Additional Directors of the company with effect from May 27, 2000, pursuant to Section 260 of the Companies Act, 1956. They will hold office up to the date of the ensuing Annual General Meeting. Items 9, 10 and 11 pertain to the resolutions seeking the approval of the members in general meeting for appointing Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy respectively, as whole-time directors of the company. The terms of their appointments are set below:

I. MR. T. V. MOHANDAS PAI & MR. SRINATH BATNI:

1. Period of appointment: With effect from May 27, 2000 to May 26, 2005 (subject to the approval of their appointment as whole-time Directors by the members in the next Annual General Meeting)

2.  Details of remuneration:

    a) Salary per month:

    T. V. Mohandas Pai         Rs. 79,410 p.m.           in the scale of Rs. 70,000 p.m. - Rs. 2,00,000 p.m.
    Srinath Batni              Rs. 71,360 p.m.           in the scale of Rs. 70,000 p.m. - Rs. 2,00,000 p.m.

    b) Performance bonus:

    Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to performance bonus based on their performance or based on their value addition to the company, up to a maximum of 25% of salary, payable quarterly or at other intervals as may be decided by the Board.

    c)  Perquisites and allowances:

        i) Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 40% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

       ii) Medical reimbursement / allowance: Reimbursement of actual expenses for self and family and / or allowances will be paid as per the rules of the company.

      iii) Leave travel concession / allowance: For self and family once in a year, in accordance with the rules of the company.

       iv)  Club fees: Fees payable subject to a maximum of two clubs.

        v) Provision of driver / driver's salary allowance: As per the rules of the company.

       vi)  Personal accident insurance: As per the rules of the company.

        d)  Earned / privilege leave: As per the rules of the company.

        e)  Company's contribution to provident fund and super-annuation fund:
            As per the rules of the company.

        f)  Gratuity: As per the rules of the company.

        g)  Encashment of leave: As per the rules of the company.

        h) Company car and telephone: Use of the company's car and telephone at residence for official purposes.

II. Mr. PHANEESH MURTHY

Mr. Phaneesh Murthy, is a whole-time employee of the company, based in Fremont, San Francisco, U.S.A and is a Non-resident Indian. As per the policy of the company, he currently receives remuneration denominated in U.S. dollars. All the perquisites and allowances, insurance annuities and retirement benefits are paid in U.S. dollars. These terms will be applicable, subject to periodic revision as decided by the Board, so long as he is based outside of India. If and when, he is posted in a position based in India, the following terms will be subject to revision.

Period of appointment: With effect from May 27, 2000 to May 26, 2005 (subject to the approval of his appointment as a whole-time Director by the members in the next Annual General Meeting)

Details of remuneration:

    a) Salary per month: $20,833 in the scale of $15,000 p.m. - $40,000 p.m.

    b) Performance bonus: Mr. Phaneesh Murthy shall be entitled to performance bonus based on his performance or based on his value addition to the company, up to a maximum of $200,000 per annum or up to 150% of salary, payable quarterly or at other intervals as may be decided by the Board.

    c) Perquisites and allowances: Mr. Phaneesh Murthy is eligible to be covered under the health-care, income protection and retirement plans offered by the company to all its U.S. based employees.

       i) Health care benefits: The company incurs expenditure as per the rules of the company, in respect of this plan, for insuring Mr. Phaneesh Murthy and his dependent family for medical and dental care, vision care, and offers him a life insurance and accidental death and dismemberment insurance.

      ii) Disability insurance: The company incurs expenditure as per the rules of the company, for covering Mr. Phaneesh Murthy under the income protection plan that provides short term and long term disability insurance in case of any situation that disables him from attending regular duties (and earning full wages) for a continuous period exceeding one week.

     iii) 401(k) plan: Mr. Phaneesh Murthy is eligible to participate in this tax-deferred retirement benefit where the company matches 25% of the employee's contribution per year, up to a maximum amount as per the rules of the company.

      iv) Conveyance: Entitled to a fully insured company leased car and operational expenses thereof to discharge his official responsibilities.

    d) Earned / privilege leave: As per the rules of the company.

    e) Telephone: Use of the company's telephone at residence for official purposes.

    f) Encashment of leave: Payable as per the rules of the company.

The aggregate of the salary, performance bonus, perquisites and allowances, contribution towards provident fund and superannuation fund, gratuity and leave encashment taken together in respect of payment to Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

MINIMUM REMUNERATION

Where in any financial year, during the currency of tenure of Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy, the company incurs a loss or its profits are inadequate, the company may pay them remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

            ------------------------------------------------------------------
            Mr. T. V. Mohandas Pai    Rs. 17,28,372 p.a.  or Rs. 1,44,031 p.m.
            Mr. Srinath Batni         Rs. 15,50,520 p.a.  or Rs. 1,29,210 p.m.
            Mr. Phaneesh Murthy       Rs. 18,00,000       or Rs. 1,50,000 p.m.
            ------------------------------------------------------------------

and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

  3. The agreement may be terminated by either party by giving six months notice in writing, of such termination.

  4. If, at any time, Mr. T. V. Mohandas Pai or Mr. Srinath Batni or Mr. Phaneesh Murthy cease to be directors of the company for any causes whatsoever, their respective agreement shall forthwith be terminated.

  5. Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy shall perform such duties as may from time to time be entrusted to them, subject to the superintendence and control of the Board of Directors.

MEMORANDUM OF INTEREST

No director, except Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy are concerned or interested in their respective appointments.

The abstract of the terms of appointment of Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy dated June 12, 2000 was circulated to the members pursuant to Section 302 of the Companies Act, 1956. The terms of appointment and payment of remuneration to Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy as stated in this notice, may be treated as the reproduction of such abstract under Section 302 of the Companies Act, 1956.

The copies of relevant resolutions of the Board / company in respect of the appointments of Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy, as well as the draft agreements to be entered into between the company and Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. Phaneesh Murthy are available for inspection by the members at the Registered Office of the company during working hours on any working day till the date of this Annual General Meeting.

ITEM 12

Prof. Jitendra Vir Singh was co-opted as an Additional Director of the company with effect from October 10, 2000, pursuant to Section 260 of the Companies Act, 1956. Prof. Jitendra Vir Singh holds office of director upto the date of the ensuing Annual General Meeting. The company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Prof. Jitendra Vir Singh for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the directors of the company other than Prof. Jitendra Vir Singh are interested in this resolution.

ITEM 13

Dr. Omkar Goswami was co-opted as an Additional Director of the company with effect from November 13, 2000, pursuant to Section 260 of the Companies Act, 1956. Dr. Omkar Goswami holds office of director upto the date of the ensuing Annual General Meeting. The company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Dr. Omkar Goswami for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the directors of the company other than Dr. Omkar Goswami are interested in this resolution.

ITEM 14

Sen. Larry Pressler was co-opted as an Additional Director of the company with effect from January 09, 2001, pursuant to Section 260 of the Companies Act, 1956. Sen. Larry Pressler holds office of director upto the date of the ensuing Annual General Meeting. The company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Sen. Larry Pressler for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the directors of the company other than Sen. Larry Pressler are interested in this resolution.

ITEM 15

Rama Bijapurkar was co-opted as an Additional Director of the company with effect from March 29, 2001, pursuant to Section 260 of the Companies Act, 1956. Ms. Rama Bijapurkar holds office of director upto the date of the ensuing Annual General Meeting. The company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Ms. Bijapurkar for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the directors of the company other than Ms. Bijapurkar are interested in this resolution. The Board recommends the resolutions 1-15 for the approval of the members.

ITEM 16

The investment by Foreign Institutional Investors (FIIs), in the equity of Indian companies was permitted to the extent of 40% of the paid-up equity capital of such companies. Recently the Government of India has raised the limit of such investments to 49% of the paid up equity capital of such companies, subject to approval of the Board of Directors of the investee company and approval of members of the investee company by way of a special resolution. Since the increased investment by FIIs is considered to be in the interest of the company, the Board recommends the resolution for approval of the members.

None of the directors of the company are concerned or interested in the resolution.

                                                           By order of the Board


Electronics City,                                          V. Balakrishnan
Hosur Road,                                   Associate Vice President - Finance
Bangalore - 561 229, India.                                and Company Secretary
April 11, 2001

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING ELECTION AT THE ANNUAL GENERAL MEETING


                 Following is the biographical data about the directors seeking re-election or recommended for appointment as a director:

[PHOTO]          Deepak M. Satwalekar has served as a Director of Infosys since 1997. He is the
                 Managing Director of HDFC Standard Life Insurance Company Ltd. From 1993 to
                 2000, he was Managing Director of Housing Development Finance Corporation
                 Ltd., and was Deputy Managing Director between 1990 and 1993. He was a member of the Managing Committee of the Bombay Chamber of Commerce and Industry from
                 1996 to 1998. Mr. Satwalekar was also a Member of the Economic Affairs
                 Committee of the Indo-American Chamber of Commerce from 1993 to 1994 and 1996 to 1997. He is a Director of Tata Housing Development Corporation Ltd., HDFC
                 Ltd., HDFC Bank Ltd., HDFC Holdings Ltd., HDFC Investments Ltd., Asian Paints
                 (India) Ltd., Indian Opportunities Fund (Mauritius) Ltd., Maruti Countrywide
                 Auto Financial Service Ltd., Mahindra Holidays & Resorts India Ltd., SchoolNet
                 India Ltd., Tube Investments of India Ltd., Chemplast Sanmar Ltd. and
                 Templeton Asset Management India Private Ltd. Mr. Satwalekar received a
                 B.Tech. in Mechanical Engineering from IIT Bombay and an M.B.A. from the
                 American University. He chairs the Audit Committee and is a member of the
                 Compensation Committee of the Board of Infosys. Additionally, he serves on the
                 Audit Committees of SchoolNet India Ltd., HDFC Bank Ltd. and Tube Investment
                 of India Ltd.; on the Compensation Committees of SchoolNet India Ltd. and Tube
                 Investments of India Ltd.; and on the Investors' Grievance Committee of HDFC
                 Ltd.

[PHOTO]          Ramesh Vangal has served as a Director of Infosys since 1997. He has served as the President of Seagram Asia Pacific since 1998 and is currently the Chairman of Seagram India Ltd., Seagram Asia Pacific Ltd., Asia Net Media, BL.com, and
                 is a director in Indo Bio Care, CEBECO India, Kirin Seagram, Arudra Nemara
                 Developers Pvt. Ltd. and Agro Biochem (India) Pvt. Ltd. From 1994 to 1997, he
                 was a member of the Worldwide Operating Council of PepsiCo and was President
                 of PepsiCo Foods International, Asia Pacific. From 1985 to 1994, he served in various management capacities for PepsiCo. Mr. Vangal received a B.Tech. from
                 IIT Bombay and a M.Sc. in Business from the London Business School. He also holds a Certificate Diploma, Accounting and Finance from the Institute of
                 Chartered Accountants in England and Wales. Mr.Vangal chairs the Nominations
                 Committee and is a member of the Audit Committee of the Board of Infosys.

[PHOTO]          Prof. Marti G. Subrahmanyam has served as a Director of Infosys since April
                 1998. He has served as the Charles E. Merrill Professor of Finance and
                 Economics at the Stern School of Business at New York University since 1991 and has been a visiting professor at leading academic institutions in England,
                 France, Germany and India, including at INSEAD and Chruchill College,
                 Cambridge University. Prof. Subrahmanyam has written several books and published numerous articles in the areas of finance and economics. He currently serves as an Associate Editor of the Journal of Banking and Finance,
                 Journal of Finance, Management Science, Journal of Derivatives, Journal of
                 International Finance and Accounting, and Japan and the World Economy. Prof.
                 Subrahmanyam received a B.Tech. from IIT Madras, a Diploma in Business
                 Administration from IIM Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology. He is a director of ICICI Ltd.,
                 Deutsche Software India Ltd., Aventine Investment Management Inc., DebtMark
                 Inc., Indiaserver.com Inc., Nippon Performance Fund Ltd., Nomura Asset
                 Management Inc., SpeedMerchant.com Inc., RMAS Ltd., Nexgen Financial Holdings
                 Ltd. and Usha Communications Inc. Prof. Marti G. Subrahmanyam chairs the
                 Compensation Committee and is a member of the Audit Committee of the of the
                 Board of Infosys. Additionally, he serves on the Audit Committee of Deutsche
                 Software India Ltd.; on the Compensation Committees of Deutsche Software India
                 Ltd. and Usha Communications Inc., and on the Investment Committee of ICICI
                 Ltd.

[PHOTO]          S. Gopalakrishnan is a co-founder of Infosys and has served as a Director from
                 1981 to 1987. From 1987 to 1994, he was Technical Vice President and managed all projects at the US-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. From 1994 to date he has served as a
                 Director of Infosys. Mr. Gopalakrishnan was head of Technical Support Services from 1994 to 1996, Head - Client Delivery and Technology of Infosys from 1996 to 1999 and has served as Head - Customer Service & Technology from 1999 to date. He received an M.Sc. in Physics and an M.Tech. in Computer Science from
                 IIT Madras and is a Director in Yantra Corporation.

[PHOTO]          S. D. Shibulal is a co-founder of Infosys and has served as a Director from
                 1984 to 1991 and since 1997. He has served as Head - Manufacturing,
                 Distribution and Year 2000 Business Unit, and Head - Internet and Intranet
                 Business Unit of Infosys since 1998. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at
                 Sun Microsystems Inc. From 1981 to 1991, he worked for Infosys in the United
                 States on projects in the retail and manufacturing industries. Mr. Shibulal received an M.Sc. in Physics from the University of Kerala and an M.S. in
                 Computer Science from Boston University. Mr. Shibulal is the Chairman of
                 Onscan Inc. He serves on the Investors' Grievance Committee of the Board of
                 Infosys.

[PHOTO]          T. V. Mohandas Pai has served as Director of Infosys since May 27, 2000. From
                 1996 to 2000, he was Senior Vice President, Head - Finance and Administration
                 and Chief Financial Officer of Infosys. From 1994 to 1996, he served as Vice
                 President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive
                 Director of Prakash Leasing Ltd. Mr. Pai received his B.Com. from St.
                 Joseph's College of Commerce, Bangalore and an LL.B. from the University Law
                 College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered
                 Accountants of India.

[PHOTO]          Phaneesh Murthy has served as Director of Infosys since May 27, 2000. From
                 1996 to 1999 he served as Senior Vice President and Head - Worldwide Sales of
                 Infosys. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys
                 based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata Software Ltd. Mr. Murthy received a B.Tech. in
                 Mechanical Engineering from IIT Madras and a post graduate diploma in business administration from IIM Ahmedabad.

[PHOTO]          Srinath Batni has served as Director of Infosys since May 27, 2000. From 1996 to 2000 he has served as Senior Vice President and Head - Retail and
                 Telecommunications Business Unit of Infosys. After joining Infosys in 1992,
                 Mr. Batni was a Project Manager. From 1990 to 1992, he was Manager of
                 Technical Support for PSI Bull, an Indian software development subsidiary of
                 Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical
                 Engineering from Mysore University and an M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

[PHOTO]          Prof. Jitendra Vir Singh has served as a Director of Infosys since October
                 10, 2000. He is currently the Saul P. Steinberg Professor and Vice Dean,
                 International Academic Affairs at the Wharton School, University of
                 Pennsylvania, since 1998. Earlier, Prof. Singh was Director of the Emerging
                 Economies Program at Wharton from 1996-98. From 1991-1995, he was Research
                 Director, Entrepreneurship at the Sol C. Snider Entrepreneurial Center at
                 Wharton. Prof. Singh has been a faculty member at Wharton since 1987, prior to which, he was at the University of Toronto, Canada where he was an
                 Associate Professor in the (now) Rotman School of Business. Prof. Singh
                 received his Ph.D. from Stanford Business School in 1983. In 1991, he received an M.A. (h.c.) from University of Pennsylvania. His earliest education was in natural and mathematical sciences and he received his B.Sc.
                 from Lucknow University in India in 1972. Prof. Singh received his MBA from the IIM Ahmedabad in 1975. Prof. Singh serves as advisor for several high technology startup firms, including Seattle based vCustomer. He is also on the advisory board of EurIndia, a London based marketing accelerator for small Indian software companies and other technology firms in India and the
                 U.S. Prof. Singh serves on the Compensation and Nominations Committees of the
                 Board of Infosys.

[PHOTO]          Dr. Omkar Goswami has served as a Director of Infosys since
                 November 13, 2000. He has been working as Senior Consultant and
                 Chief Economist to the Confederation of Indian Industry since
                 August 1998. Earlier, Dr. Goswami was the Editor of Business
                 India magazine, from March 1997 through July 1998. Prior to that, from 1981 to 1997, he was a research professor at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru
                 University, Rutgers University and the Indian Statistical
                 Institute, New Delhi. Dr. Goswami has served on several government committees. He has also been a consultant to the World Bank, IMF, the Asian Development Bank and the OECD. He is a director of Dr. Reddy's Laboratories Ltd., Gujarat Venture
                 Finance Limited and DSP Merill Lynch AMC. A professional economist, Dr. Goswami received his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil. (Ph.D.)
                 from Balliol College, Oxford in 1982. Dr. Goswami serves on the
                 Audit and Compensation Committees of the Board of Infosys. He also serves on the Audit Committee of Dr. Reddy's Laboratories
                 Ltd.

[PHOTO] Senator Larry Pressler has served as a Director of Infosys since January 09, 2001. He is a Senior Partner in the Washington, D.C. law firm of O'Connor & Hannan LLP, and chairs the law firm's Telecommunications and Business Group. Earlier he was Member of the U.S. Congress for 22 years with 18 years in the U.S. Senate between 1974 and 1997. He was Chairman of the Senate Commerce, Science and Transportation Committee and was the author of the Telecommunications Act of 1996 and various legislations during his tenure in Congress. He has also worked with McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisor's office. Sen. Pressler is a Vietnam veteran (U.S. Army) and was awarded Vietnam Service Medals. Sen. Pressler is a former Rhodes Scholar and graduate of Oxford University and Harvard Law School. Currently, Sen. Pressler serves on the Boards of Global Light Telecommunications Inc., American Technologies Group, Philadelphia Stock Exchange Board of Governors, Customerlinx and L&T Trade.com Ltd. Senator Pressler serves on the Boards of Advisors of several companies in the pharmaceutical, telecommunications, and financial sectors. Sen. Pressler serves on the Audit and Nominations Committees of the Board of Infosys. He also serves on the Audit Committees of Global Light Telecommunications Inc. and the Philadelphia Stock Exchange Board of Governors.

[PHOTO] Rama Bijapurkar has served as a Director of Infosys since March 29, 2001. She is a recognized thought leader on marketing strategy and consumer related issues in India and runs a strategic marketing consulting practice working across a wide range of sectors, helping organizations with their marketing strategies. In addition, she is a visiting faculty at IIM Ahmedabad. Prior to setting up her practice in 1997, Ms. Bijapurkar worked with McKinsey and Company as a Senior Marketing Consultant between 1995 and 1997. From 1989 to 1995 she was the Deputy Managing Director of MARG and worked between 1982 and 1987 with MODE Services, which she co-founded. She is an alumna of IIM Ahmedabad and holds an Honors degree in Physics from the Delhi University. Ms. Bijapurkar serves on the Boards of Titan Watches Ltd., Godrej Consumer Products Ltd., Ideasnyou.com Ltd. and CRISIL Ltd. She serves on the Audit and Investor Grievances Committee of the Board of Infosys.

Attendance record of the directors seekining re-election or recmminded for appointment:

------------------------------------------------------------------------------------------------------
                                                 Number of meetings held   Number of meetings attended
------------------------------------------------------------------------------------------------------
Mr. Deepak M. Satwalekar                                     5                             4
Prof. Marti G. Subrahmanyam                                  5                             5
Mr. S. Gopalakrishnan                                        5                             5
Mr. S. D. Shibulal                                           5                             5
Mr. T. V. Mohandas Pai                                       4*                            4
Mr. Srinath Batni                                            4*                            4
Mr. Phaneesh Murthy                                          4*                            4
Prof. Jitendra Vir Singh                                     1*                            1
Dr. Omkar Goswami                                            1*                            1
Sen. Larry Pressler                                          -*                             -
Ms. Rama Bijapurkar                                          -*                             -
------------------------------------------------------------------------------------------------------

  * Indicates the board meetings held after appointment as a director.

Summary of directorships and board committee memberships of each director of the company:

                                                          No. of directorships  No. of Board Committee memberships
------------------------------------------------------------------------------------------------------------------
Mr. N. R. Narayana Murthy                                           5                                   1
Mr. Nandan M. Nilekani                                              1                                   1
Mr. S. Gopalakrishnan                                               2                                   1
Mr. K. Dinesh                                                       1                                   1
Mr. S. D. Shibulal                                                  2                                   1
Mr. T. V. Mohandas Pai                                              1                                   0
Mr. Phaneesh Murthy                                                 1                                   0
Mr. Srinath Batni                                                   1                                   0
Mr. Deepak M. Satwalekar                                            15                                  8
Mr. Ramesh Vangal                                                   9                                   2
Prof. Marti G. Subrahmanyam                                         11                                  6
Mr. Philip Yeo                                                      4                                   3
Prof. Jitendra Vir Singh                                            1                                   2
Dr. Omkar Goswami                                                   4                                   3
Sen. Larry Pressler                                                 6                                   4
Ms. Rama Bijapurkar                                                 5                                   2
------------------------------------------------------------------------------------------------------------------